Exhibit 99.1

Annex A

Purchases of Class A Common Stock by the Reporting Persons, WME IMG, LLC and Endeavor Operating Company, LLC since February 6, 2025, each of which occurred in the open market:

Date	Number of Shares Acquired	Average Price Per Share	Price Range Per Share	Purchaser
February 6, 2025	45,657	$160.34	$159.82 to $160.81	Endeavor Operating Company, LLC
February 6, 2025	27,313	$161.01	$160.82 to $161.46	Endeavor Operating Company, LLC
February 7, 2025	600	$162.87	$162.46 to $163.16	Endeavor Operating Company, LLC
February 7, 2025	17,150	$164.12	$163.52 to $164.51	Endeavor Operating Company, LLC
February 7, 2025	46,372	$165.18	$164.52 to $165.51	Endeavor Operating Company, LLC
February 7, 2025	32,415	$166.03	$165.52 to $166.51	Endeavor Operating Company, LLC
February 7, 2025	80,062	$166.84	$166.52 to $167.51	Endeavor Operating Company, LLC
February 7, 2025	1,262	$167.79	$167.54 to $168.10	Endeavor Operating Company, LLC
February 10, 2025	3,851	$167.14	$166.63 to $167.62	Endeavor Operating Company, LLC
February 10, 2025	3,922	$168.27	$167.71 to $168.70	Endeavor Operating Company, LLC
February 10, 2025	10,757	$169.16	$168.72 to $169.71	Endeavor Operating Company, LLC
February 10, 2025	10,324	$170.09	$169.72 to $170.71	Endeavor Operating Company, LLC
February 10, 2025	8,798	$171.32	$170.72 to $171.71	Endeavor Operating Company, LLC

Date	Number of Shares Acquired	Average Price Per Share	Price Range Per Share	Purchaser
February 10, 2025	22,377	$172.28	$171.72 to $172.70	Endeavor Operating Company, LLC
February 10, 2025	37,053	$173.32	$172.72 to $173.71	Endeavor Operating Company, LLC
February 10, 2025	19,174	$173.98	$173.72 to $174.39	Endeavor Operating Company, LLC
February 11, 2025	2,150	$171.90	$171.10 to $172.09	Endeavor Operating Company, LLC
February 11, 2025	1,701	$172.66	$172.13 to $173.12	Endeavor Operating Company, LLC
February 11, 2025	14,029	$173.85	$173.17 to $174.16	Endeavor Operating Company, LLC
February 11, 2025	23,933	$174.72	$174.17 to $175.16	Endeavor Operating Company, LLC
February 11, 2025	84,159	$175.85	$175.17 to $176.16	Endeavor Operating Company, LLC
February 11, 2025	22,544	$176.57	$176.17 to $177.16	Endeavor Operating Company, LLC
February 11, 2025	7,930	$177.60	$177.18 to $178.08	Endeavor Operating Company, LLC
February 12, 2025	408	$172.32	$171.86 to $172.59	Endeavor Operating Company, LLC
February 12, 2025	500	$173.29	$173.04 to $173.69	Endeavor Operating Company, LLC
February 12, 2025	37,107	$174.77	$174.08 to $175.07	Endeavor Operating Company, LLC
February 12, 2025	60,269	$175.42	$175.08 to $176.05	Endeavor Operating Company, LLC
February 12, 2025	14,178	$176.37	$176.08 to $177.02	Endeavor Operating Company, LLC
February 12, 2025	5,307	$177.44	$177.08 to $177.90	Endeavor Operating Company, LLC

The Reporting Persons undertake to provide, upon request of the staff of the Securities and Exchange Commission, full information regarding the number of shares of Class A Common Stock purchased at each separate price within the price ranges set forth on the table above.